Exhibit (a)(1)(i)
T. ROWE PRICE OHA SELECT PRIVATE CREDIT FUND
1 Vanderbilt Avenue, 16th Floor
New York, NY 10017
If you do not want to sell your shares of beneficial
interest at this time, please disregard this notice.
This is simply a notification of the Fund’s repurchase offer.
May 5, 2025
Dear Shareholder:
This letter serves to inform you of important dates relating to a repurchase offer by T. Rowe Price OHA Select Private Credit Fund (the “Fund”). If you are not interested in tendering your shares of beneficial interest in the Fund (“Shares”) for repurchase at this time, please disregard this notice and take no action.
Please note that, except as described below, the sale of Shares that have been issued after July 1, 2024 will be subject to an “early repurchase deduction” (except, at the discretion of the Fund, in the case of death, divorce or qualified disability of a shareholder; in the event that a shareholder’s Shares are repurchased because the shareholder has failed to maintain the $500 minimum account balance; due to trade or operational error; and repurchases of Shares submitted by discretionary model portfolio management programs (and similar arrangements)), which will reduce your proceeds by 2%. Shares that are issued pursuant to the Fund’s distribution reinvestment plan and tendered shall not be subject to the early repurchase deduction. In addition, the sale of Shares may also be subject to income and transfer taxes.
The tender offer period will begin on May 5, 2025 and end at 11:59 p.m., Eastern Time, on June 3, 2025. The purpose of the tender offer is to provide liquidity to shareholders of the Fund. Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.
If you do not wish to sell your Shares for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Shares at this time.
Should you wish to tender all or some of your Shares during this tender offer period, please complete the enclosed Letter of Transmittal and return it by mail or e-mail to the Fund’s Transfer Agent, DST Asset Manager Solutions, Inc., per below or as instructed in the Letter of Transmittal.
T. Rowe Price OHA Select Private Credit Fund
c/o SS&C GIDS, Inc.
P.O. Box 219927
Kansas City, MO 64121
E-mail: oakhill.ai@dstsystems.com
All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.
All tenders of Shares must be received in good order by the Fund’s Transfer Agent by 11:59 p.m., Eastern Time, June 3, 2025.
If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the repurchase offer, or call the Fund’s transfer agent at 1-844-700-1478.
Sincerely,

T. Rowe Price OHA Select Private Credit Fund